FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2021

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda Announces New Assignments of Directors

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 29, 2021	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Takeda Announces New Assignments of Directors

OSAKA, Japan, June 29, 2021, --- Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK)
(“Takeda”) today announced new assignment of Directors. The details are as follows;

Directors Who are Not Audit and Supervisory Committee Members

1. New assignment of Non-Audit and Supervisory Committee Directors effective June 29, 2021;

Name	Category		Expected Role
Christophe Weber	Internal	Existing	Representative Director, President & Chief Executive Officer
Masato Iwasaki	Internal	Existing	Representative Director, Japan General Affairs
Andrew Plump	Internal	Existing	Director, President, Research & Development
Constantine Saroukos	Internal	Existing	Director, Chief Financial Officer
Masahiro Sakane	External	Existing	External Director, Chair of the Board Meeting
Olivier Bohuon	External	Existing	External Director
Jean-Luc Butel	External	Existing	External Director
Ian Clark	External	Existing	External Director
Yoshiaki Fujimori	External	Existing	External Director
Steven Gillis	External	Existing	External Director
Shiro Kuniya	External	Existing	External Director
Toshiyuki Shiga	External	Existing	External Director

2. New assignment of Audit and Supervisory Committee Directors effective June 29, 2021;

Name	Category		Expected Role
Koji Hatsukawa	External	-	External Director, Chairperson of Audit and Supervisory Committee
Emiko Higashi	External	-	External Director, Audit and Supervisory Committee Member
Masami Iijima	External	New	External Director, Audit and Supervisory Committee Member
Michel Orsinger	External	-	External Director, Audit and Supervisory Committee Member

Koji Hatsukawa, Emiko Higashi, and Michel Orsinger are within their 2-year tenure of Audit and Supervisory Committee Director, and were not subjects for reelection this year.

3. New assignment of Compensation committee and Nomination committee effective June 29, 2021;

Compensation committee : Emiko Higashi (Chair), Olivier Bohuon, Ian Clark, Yoshiaki Fujimori
Nomination committee : Masahiro Sakane (Chair), Jean-Luc Butel, Steven Gillis,
Toshiyuki Shiga, Michel Orsinger, Christophe Weber (Observer)

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE: 4502/NYSE: TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Genetic and Hematology, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions. For more information, visit https://www.takeda.com.

Media Contacts:
Japanese Media
Ryoko Matsumoto
ryoko.matsumoto@takeda.com
+81 (0) 3-3278-3414

Media Outside Japan
Christina Beckerman
christina.beckerman@takeda.com
+1 (908) 581-4133
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